20

16001867

ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2016

Washington DC
416

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, Ste 2305
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Martino 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JELISA SANTOS
Notary Public, Commonwealth of Massachusetts
My Commission Expires September 23, 2022

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Detwiler Fenton & Co.

(A wholly-owned subsidiary of Detwiler Fenton Group, Inc.)

(SEC File Number 8-16324)

Financial Statements and Supplementary Information
For the Year Ended December 31, 2015

Detwiler Fenton & Co.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, Ste 2305
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Martino 617-747-0154 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has reduced capital balances. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 26, 2016

Detwiler Fenton & Co.

Statement of Financial Condition

At December 31, 2015

Assets

Cash and cash equivalents (Note 2)	$	156,741
Restricted cash (Note 5)		76,523
Deposit with clearing organization (Note 3)		100,000
Commissions receivable		105,331
Research fees receivable		41,439
Fixed assets, net (Note 4)		14,357
Prepaid expenses		45,689
Total assets	$	540,080

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	64,594
Accounts payable and accrued liabilities		167,704
Total liabilities		232,298
Commitments and contingencies (Notes 1, 5, 8, 9, and 11)		
Stockholder's equity (Note 3):		
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding		131,563
Paid-in-capital		3,088,733
Accumulated deficit		(2,912,514)
Total stockholder's equity		307,782
Total liabilities and stockholder's equity	$	540,080

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Operations

Year Ended December 31, 2015

Revenues:	
Research services	$ 3,031,978
Commissions	1,995,022
Investment banking	123,145
Total revenues	5,150,145
Expenses:	
Compensation and benefits (Note 7)	3,747,069
Occupancy, communications and systems (Note 5)	720,344
General and administrative (Note 1)	529,025
Execution costs	399,169
Interest expense (Note 12)	16,020
Management fees received from Affiliate (Note 10)	(50,000)
Forgiveness of payable to Affiliates (Notes 2 and 10)	(13,957)
Total expenses	5,347,670
Loss before income taxes	(197,525)
Income tax expense (Note 6)	3,831
Net loss (Note 1)	$ (201,356)

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2014	$131,563	$2,914,483	$(2,711,158)	$ 334,888
Investment from Parent - Detwiler Fenton Group, Inc.	-	174,250	-	174,250
Net loss	-	-	(201,356)	(201,356)
Balance at December 31, 2015	$131,563	$3,088,733	$(2,912,514)	$ 307,782

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (201,356)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	23,289
Changes in:	
Restricted cash	(76,523)
Deposit with clearing organization	(25,000)
Commissions receivable	39,559
Research fees receivable	1,061
Prepaid expenses	25,721
Commissions payable	(19,141)
Accounts payable and accrued liabilities	42,214
Net cash used by operating activities	(190,176)
Cash flows from investing activities:	
Purchase of fixed assets	(5,293)
Net cash used by investing activities	(5,293)
Cash flows from financing activities:	
Repayment of subordinated loans	(120,000)
Investments received from Parent	174,250
Net cash provided by financing activities	54,250
Net decrease in cash and cash equivalents	(141,219)
Cash and cash equivalents, beginning of year	297,960
Cash and cash equivalents, end of year	$ 156,741
Supplemental disclosures of cash flow information:	
Cash payments for state income taxes	$ 3,831
Cash payments for interest expense	$ 16,020

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2015

Balance at December 31, 2014	$ 120,000
Principal repayments on subordinated loans	(120,000)
Balance at December 31, 2015	$ -

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Notes to Financial Statements

Year Ended December 31, 2015

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer which provides institutional research services and receives payment in the form of securities trading commissions or cash for research services. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts and has an office in New York, New York.

The Company introduces customer transactions on a fully-disclosed basis to its clearing broker (see Note 3).

Going Concern and Liquidity Risk — The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2015, the Company reported a net loss of $112,106 and net cash flows used by operating activities of $100,926. In 2015, the Company relied on its $297,960 of unrestricted cash balances at December 31, 2014, and $174,250 of investments from its Parent to fund its operations. These results raise substantial doubt about the Company's ability to continue as a going concern should the Company be unable to return to profitable operations subsequent to December 2015.

In 2016, DFG will seek capital through an equity financing, and, if successful, DFG would make further investments in the Company to enhance its working capital. The Company will also focus on expanding its revenues from existing or new customers, generate revenues from its investment banking line of business which it began in 2015, and implement further operating cost reductions (which may include employee layoffs and / or reductions in employee compensation).

There is no assurance, however, that DFG will be able to raise sufficient capital to fund its operations on terms that are acceptable, if at all, or that its cost reduction activities will be sufficient to maintain its operations. Further, in 2016 the Company will require greater revenues (from the $5.0 million of capital markets revenues recorded in 2015) to be generated from its capital markets and investment banking lines of business. The increase in revenues is expected to provide working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

ORGANIZATION (concluded)

These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include financial instruments with a maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Commissions and Research Fees Receivable — Commissions receivable represents commissions earned from securities transactions. Research fees receivable represents amounts billed for research delivered for which there is a customer commitment to pay for such research.

On a periodic basis, the Company evaluates its receivables to determine the need for any allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses which may be incurred. Factors considered in its determination of the need for an allowance for doubtful accounts include economic conditions and each customer's payment history and credit worthiness. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. Based on management's review of its receivable balances, no allowance for doubtful accounts is considered necessary at December 31, 2015.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due from/to Affiliate — From time to time, the Company may extend (or receive) working capital to (or from) its Parent or affiliates of its Parent. Any extensions of working capital are unsecured and are generally repaid from the operating cash flow of the Parent or affiliate, if available.

Commission Revenues and Execution Costs — Commission revenues and related execution costs are recorded on a trade date basis as securities transactions occur.

Research Revenues — The Company delivers capital market research and receives payment in the form of trading commissions or cash. Such revenue is recognized when research is billed and collected or, in the event of billed but uncollected fees, there is a customer commitment to pay for such research at the invoiced amount.

Certain investment management firms place securities transactions with the Company as payment for institutional research services. Payments to the Company for such research services are known as "soft-dollar" arrangements. Soft-dollar revenues earned by the Company were $1,657,117 for the year ending December 31, 2015 and are included in commissions revenue in the statement of operations.

Investment Banking — The Company provides investment banking and financial advisory services to its investment banking clients and receives either monthly cash retainers or fees based upon the amount of funds raised for the investment banking client. Retainers are recognized as income when earned and collected. Success fees are recognized as income when a client is successful in raising capital.

Income Taxes — The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense as if computed on a separate return.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred income tax expense and deferred income tax assets are recorded based upon temporary differences attributable to the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2012. There are no uncertain tax positions that require accrual or disclosure at December 31, 2015.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2015.

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule which requires minimum net capital to be $15,487 at December 31, 2015. The Company's net capital was $129,715 or $114,228 in excess of its minimum net capital requirement at December 31, 2015. The Company's ratio of aggregate indebtedness to net capital was 1.79 to 1.

Pershing LLC provides clearing services to the Company. In accordance with the Company's agreement, the Company maintains a $100,000 clearing deposit. Pershing LLC does not require the Company to maintain regulatory capital in excess of the Company's net capital requirement.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets, net at December 31, 2015 follow:

Furniture	$ 61,957
Hardware and software	19,028
	80,985
Less accumulated depreciation and amortization	(66,628)
Fixed assets, net	$ 14,357

Depreciation and amortization expense was $23,289 for the year ended December 31, 2015 and includes $10,353 related to the disposal of furniture.

5. OPERATING LEASES

The Company leases 4,331 square feet of office space in Boston, MA at $20,699 per month for a three-year term ending June 2018. Total rent expense, including real estate taxes and utilities, was $344,592 for the year ended December 31, 2015.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2015 are $251,373 for 2016, $254,880 for 2017 and $128,520 for 2018.

In connection with a lease obligation, the Company has $76,523 of restricted cash pledged as collateral at December 31, 2015.

6. INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2015 follows:

Current:	
Federal	$ -
State	3,831
Deferred:	
Federal	(28,055)
State	(4,494)
Change in valuation reserve on deferred income tax assets	32,549
Total income tax expense	$ 3,831

INCOME TAXES (concluded)

Actual income tax benefit differs from the amount "expected" using the statutory federal tax rate for the year ended December 31, 2015 as follows:

Expected income tax benefit using statutory federal income tax rate of 34%	$ (36,814)
Effects of:	
Change in valuation reserve	32,549
Expiration of charitable contribution carryover	5,545
Non-deductible meals	3,396
State income taxes, net of federal tax benefit	(438)
Other	(407)
Total income tax expense (effective income tax rate of 3.5%)	$ 3,831

Components of the deferred income tax asset, net at December 31, 2015 follow:

Federal net operating loss carryforward	$ 484,951
State net operating loss carryforward	59,105
Federal capital loss carryforward	32,037
Deferred rent	12,529
Charitable contributions carryforward	4,795
Legal fees payable	3,645
Depreciation	(2,014)
Total deferred income tax asset	595,048
Less valuation reserve	(595,048)
Deferred income tax asset, net	$ -

The Company evaluated its deferred income tax assets at December 31, 2015 and determined that it was more likely than not that 100% of the deferred income tax assets would not be realized through future taxable income. Accordingly, a 100% valuation reserve was established at December 31, 2015 which resulted in a $32,549 addition to the valuation reserve.

At December 31, 2015, the Company has federal net operating loss carryforwards of $1,426,000 of which $203,000 expires in 2032, $74,000 expires in 2033, $968,000 expires in 2034, and $181,000 expires in 2035 and federal capital loss carryforwards of $94,000 of which $60,000 expires in 2017 and $34,000 expires in 2018.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the first 6% of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2015, the Company's matching contribution expense attributable to the Plan was $40,447, and $1,003 of forfeitures were used to fund part of its obligation.

8. CONTINGENCIES

The Company, from time to time, is subject to legal proceedings and claims which arise in the ordinary course of its business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition of as well as its regulatory capital. The Company will assert its defenses with respect to any contingency, if required, and the final resolution of any contingency is uncertain. Any legal matter, claim or inquiry may require substantial financial resources including the incurrence of significant legal and defense costs. Accordingly, the Company's cash flows and / or capital resources may not be sufficient to satisfy the resolution of any contingency if the Company were unsuccessful in defending its position.

The Company is a party to an arbitration proceeding initiated by a former client seeking alleged and punitive damages based on allegations a former employee perpetuated a fraud against the claimant by misusing client funds. The Company denies claimant's allegations and intends to vigorously continue to defend the claim. In exchange for a postponement of a scheduled arbitration hearing, DFG reached a partial settlement for alleged losses with the claimant in 2015.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2015, the Company paid no claims to the clearing broker related to these guarantees.

CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK (concluded)

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. RELATED PARTY TRANSACTIONS

Through May 2015, the Company provided certain executive, financial, computer systems and support, human resources and compliance services to an affiliated company of its Parent (the "Affiliate"). The Affiliate reimbursed the Company in the form of a management fee, under the terms of a Management Fee Agreement. For the year ended December 31, 2015, the Company recorded $50,000 in management fee income from the Affiliate for such services representing the approximate costs incurred by the Company on behalf of the Affiliate. The Management Fee agreement was terminated in June 2015. At December 31, 2015, the Company does not owe any amount to the Affiliate, and the Affiliate does not owe the Company any amount.

In 2015, DFG forgave the net balance of the Company's intercompany payable. The forgiveness of this intercompany payable is recorded as income of $13,957 in the statement of operations for the year ended December 31, 2015.

In 2014, the Company issued $120,000 of subordinated loans to six of its employees (see Note 12).

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

11. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. SUBORDINATED LOANS

On August 28, 2014, the Company issued $120,000 of aggregate principal amount of subordinated loans (the "Loans") to six employees of the Company (the "Note Holders"). The Loans matured on September 1, 2015 and accrued interest at the rate of 15.0% per annum or $1,500 on a monthly basis. Interest expense on the Loans totaled $16,020 in 2015. The Loans were fully repaid in 2015.

The proceeds of the Loans were used to increase working capital and for general corporate purposes of the Company. The Loans were approved by FINRA on August 29, 2014 and are considered as regulatory capital on that date under the provisions of the Uniform Net Capital Rule 15c3-1 (see Note 3). The Loans were subordinated to the interests of the general creditors of the Company and the Note Holders are not entitled to receive any distributions of any assets of the Company in the event of insolvency, liquidation or bankruptcy until all claims of creditors of the Company have been fully satisfied.

Detwiler Fenton & Co.

Computation of Net Capital Under SEC Rule 15c3-1
at December 31, 2015

Net Capital:	
Total stockholder's equity	$ 307,782
Less non-allowable assets:	
Restricted cash	(76,523)
Research fees and other receivable	(41,498)
Fixed assets, net	(14,357)
Prepaid expenses and other assets	(45,689)
Total non-allowable assets	(178,067)
Net Capital	129,715
Minimum net capital required	15,487
Excess Net Capital	$ 114,228
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 232,298
Percentage of aggregate indebtedness to net capital	179.1%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A, Part IIA filing at December 31, 2015.

Detwiler Fenton & Co.

Exemption Report

Detwiler Fenton & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4) To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Detwiler Fenton & Co.

I, Stephen Martino, swear affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Stephen Martino

Title: CFO

February 10, 2016

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Detwiler Fenton & Co. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.
Boston, Massachusetts
February 26, 2016

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

Detwiler | Fenton
ESTABLISHED 1962

Detwiler Fenton & Co.

Exemption Report

Detwiler Fenton & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4) To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Detwiler Fenton & Co.

I, Stephen Martino, swear affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

S Martino

By: Stephen Martino

Title: CFO

February 26, 2016

WOLF
& COMPANY, P.C.

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
416

Report of Independent Registered Public Accounting Firm

To the Finance Committee of
Detwiler Fenton & Co.
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Detwiler Fenton & Co. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No differences noted.

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in the Form SIPC-7.

   There is a $9 difference between the Form X-17A-5, as filed for the year ended December 31, 2015 and the amount reported in the Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No adjustments are reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No differences noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No overpayment has been applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
February 26, 2016